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June 10, 2014	WRITER'S DIRECT DIAL
(415) 984-8777

VIA EDGAR	WRITER'S E-MAIL ADDRESS
esibbitt@omm.com

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Hancock Fabrics, Inc. Preliminary Proxy Statement on Schedule 14A Filed on May 9, 2014 File No. 1-09482 Schedule 13E-3 Filed on May 9, 2014 File No. 5-39257

Dear Mr. Hindin:

On behalf of Hancock Fabrics, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated June 6, 2014 (the “Comment Letter”), regarding the above referenced Proxy Statement on Schedule 14A (the “Proxy Statement”) and Schedule 13E-3. The Company has also amended the Proxy Statement (as amended, “Amendment No. 1”) and Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1, which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page and caption references in the text of this letter correspond to pages and captions in the Amendment No. 1.

† In association with Tumbuan & Partners

Mr. Perry J. Hindin

June 10, 2014 – Page 2

PROXY STATEMENT ON SCHEDULE 14A

Chronology of Deliberations, page 17

1.

Disclosure in the second to last paragraph of this section indicates that the Special Committee received a “final” presentation on the fairness of the Transaction from Sutter. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize in the proxy statement any and all presentations made by Sutter during the evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Response:

The Company informs the Staff that the referenced final presentation was an oral presentation based on written materials provided to the special committee at the prior meeting of the special committee, copies of which the Company has included as Exhibit D to the Amendment No. 1. The Company has revised the “Chronology of Deliberations” in Proxy Statement to provide additional clarification. The Company supplementally confirms to the Staff that, except for the Fairness Opinion of Sutter Securities attached to Amendment No. 1 as Exhibit A or otherwise addressed in the Proxy Statement, there was no other preliminary or final presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written.   The Company further confirms that Amendment No. 1 includes a summary of all presentations made by Sutter to the Company during the evaluation of the Transaction, and has attached a copy of all written materials provided by Sutter to the Amendment No. 1 as  Exhibit D.  There are no other written materials required to be provided pursuant to Item 9 of Schedule 13e-3 (including any analyses, talking papers, drafts, summaries or outlines).

Mr. Perry J. Hindin

June 10, 2014 – Page 3

Effects of Transactions on our Stockholders, page 19

2.

This section discloses the effects on affiliates, stockholders with fewer than 1000 shares and stockholders with at least 1000 shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on “unaffiliated security holders” as well. See Item 1013(d) of Regulation M-A. Please revise the disclosure accordingly.

Response:

The Transaction applies to all stockholders equally based on their share ownership regardless of status as an affiliate or non-affiliate, except the Transaction would result in certain requirements under the Exchange Act no longer being applicable to affiliates as discussed under “Additional Effects of the Transaction on Our Affiliates”.  The Company has revised the Proxy Statement to make additional clarifications under “Effects of the Transaction on our Stockholders” in response to this comment.

3.

Please disclose the effect that the reverse stock split will have upon each affiliate’s interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

Response:

The Company believes that Instruction 3 to Item 1013 of Regulation M-A does not apply because the Schedule 13e-3 is not being filed by an affiliate of the Company, but the Company has included this disclosure under “Additional Effects of the Transaction on our Affiliates“ in Amendment No. 1 in response to this comment.

Fairness of the Transaction, page 21

4.

Please revise the disclosure to expressly state whether the Board of Directors reasonably believes that the Transaction is fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Also refer to Question No. 19 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Response:

In addition to the discussion under “Equal Treatment of Affiliated and Unaffiliated Holder of Our Common Stock” in the “Fairness of the Transaction” section as a factor that was considered in evaluating the fairness of the transaction, the “Fairness of the Transaction” section in the Proxy Statement has been revised to indicate that the Board of Director believes that the Transaction is fair to stockholders, including unaffiliated stockholders.

Mr. Perry J. Hindin

June 10, 2014 – Page 4

5.

Disclosure in this section states that the Board of Directors has unanimously adopted the determination and recommendation of the Special Committee regarding the fairness of the Transaction. Please note that if the Board based their fairness determination on the analysis and discussion of factors undertaken by others, they must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, please clarify whether the Board expressly adopts the analysis and recommendations of the Special Committee and/or Sutter. To the extent the Board did not adopt another party’s discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, please discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Response:

The Company has revised the Proxy Statement in response to this comment under the heading “Fairness of the Transaction”.

6.

The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If disclosure will be revised in response to the preceding comment to reflect that the Board of Directors expressly adopted the recommendation of the Special Committee in reaching the decision to approve the Transaction, please note that to the extent the Special Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note, for example, that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (iv) or (vi) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please explain why the Board of Directors believes the Transaction is procedurally fair in the absence of such safeguards.

Response:

The Company has revised “Procedural Fairness section of” the Proxy Statement to address the factors listed under (c), (d) and (e) in instruction 2 to Item 1014 of Regulation M-A in response to this comment to clarify the additional factors addressed by the Special Committee. Please also note that liquidation value is discussed, pursuant to clause (v) of Instruction 2 to Item 1014 of Regulation M-A, on page 23 of the Amendment No. 1 under the heading “Liquidation Value”. Additionally, the Special Committee’s consideration of the Company’s going-concern value (pursuant to clause (vi) of Instruction 2 to Item 1014 of Regulation M-A) was conducted through Sutter’s guideline company, guideline transaction and discounted cash flow analyses, discussions of which can be found on pages 26 and 27 of the Amendment No. 1.

Mr. Perry J. Hindin

June 10, 2014 – Page 5

Substantive Fairness of the Transaction, page 21

7.

The first sentence references alternative transactions discussed in “Special Factors – Background of the Transaction.” However, that section does not appear to contain such discussion. Please advise or revise.

Response:

The Company has eliminated this reference as it has not considered specific alternatives to the Transaction, other than maintaining its status as a public company.

Summary of Fairness Opinion, page 24

8.

We note the disclosure in this section indicating that in arriving at its opinion, Sutter reviewed projections. Please disclose such projections. Please also disclose the approximate date on which such financial projections were last updated by management and the key business and economic assumptions underlying such financial projections.

Response:

In addition to the Company’s EBITDA projections expressly referenced by Sutter in its analysis under the heading “Discounted Cash Flow Analysis”; the Company has revised the Proxy Statement to add the financial projections as Exhibit C and indicated in the discussion of projections under “Summary of Fairness Opinion” and “Discounted Cash Flow Analysis” its key underlying business and economic assumptions.

9.

Disclosure on page 26 indicates that in performing its analyses, Sutter made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Please disclose such assumptions.

Response:

The Company has revised the Proxy Statement in response to this comment under the heading “Summary of Fairness Opinion”.

10.

We note that Sutter performed a Selected Publicly Traded Comparable Companies and Selected Guideline Transaction Analysis and selected companies and transactions based on certain criteria. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

Response:

Sutter has indicated to the Company that it applied the selected criteria consistently for the comparable companies and comparable transactions. The criteria applied were  public company specialty retailers operating primarily in malls with revenues between $100 million and $1 billion and similar financial performance (including growth rates). In addition, Sutter added Jo-Ann Stores to the guideline comparable acquisitions, because it was a direct public company competitor of the Company prior to its acquisition, even though it was outside the size range. The Company has revised the disclosure under “Selected Guideline Transaction Analysis” in the Proxy Statement in response to this comment.

Mr. Perry J. Hindin

June 10, 2014 – Page 6

11.	Please disclose the implied price per share of the Company based on the Selected Publicly Traded Comparable Companies and Selected Guideline Transaction Analysis.

Response:

Based on the table provided under “Selected Publicly Traded Comparable Companies”, the implied price per share based on guideline companies was materially under the Company’s $0.95 share price, the market price prior to the announcement of the Transaction. Based on the multiples table under “Selected Guideline Transactions Analysis,” the implied price was approximately the $0.95 per share price. These implied prices are consistent with a determination of fairness, but because specific implied prices were not discussed with the Special Committee, the Company has not include an implied share price under the “Summary of the Fairness Opinion” section of Amendment No. 1.

Selected Guideline Transaction Analysis, page 26

12.

Disclosure indicates that Sutter gave little weight to the selected guidelines transactions because most of the acquired companies were larger and more profitable than the Company. Please revise the disclosure to explain why, if this was the case, Sutter chose such transactions for comparison purposes as opposed to more appropriate transactions.

Response:

Sutter indicated that it included guideline transactions that it considered most comparable based on transactions it was able to identify, but there were limitations on their comparability as three of the six acquired companies were materially larger and more profitable than the Company and one of the other companies was far more profitable than the Company. Although Sutter gave limited weight to these transactions because they involve mostly larger and more profitable companies, the average multiples of the guideline transactions were similar to the multiples for the Company based on its $0.95 market price before announcement of the Transaction and are consistent with the fairness of the $1.20 cash payment for the Transaction. The Company has revised the Proxy Statement to provide additional clarification in response to this comment.

Mr. Perry J. Hindin

June 10, 2014 – Page 7

Incorporation of Certain Documents by Reference, page 56

13.

Based on the disclosure in this section and in Item 13 of the Company’s Schedule 13E-3, it appears that the Company is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the required summary financial statements.

Response:

The Company has revised the Proxy Statement in response to this comment, adding section headings “Financial Information” to the Amendment No. 1.

14.

Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Response:

The Company has included the ratio of earnings to fixed charges under the heading “Financial Information” in response to this comment.

15.

Please confirm the Company’s understanding regarding its obligation to provide updated financial information in both the Schedule 13E-3 and proxy statement to reflect, when filed, the Company’s Form 10-Q for the first quarter of the current fiscal year.

Response:

The Company confirms its understanding regarding its obligation to provide updated financial information in both the Schedule 13E-3 and Proxy Statement when filed. Because the Company has since filed its Form 10-Q for the first quarter of the current fiscal year, it has incorporated by reference the financial statements from the Form 10-Q and also included the summarized financial information for the first quarter of the current fiscal year required by Item 1010(c) of Regulation M-A.

Mr. Perry J. Hindin

June 10, 2014 – Page 8

Proxy Card

16.	Please revise the form of proxy to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response:

The Company has revised the form of proxy card in response to this comment.

The Company has included as Exhibit A hereto, a written statement by the chief financial officer of the Company making the acknowledgement’s requested by the Staff.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (415) 984-8777 or esibbitt@omm.com with any questions or comments regarding this letter.

Sincerely, /s/ Eric Sibbitt Eric Sibbitt Partner of O’MELVENY & MYERS LLP

ECS

cc:	James Brown, Hancock Fabrics, Inc.

Mr. Perry J. Hindin

June 10, 2014 – Page 9

Exhibit A

(Attached)

June 10, 2014

VIA EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Hancock Fabrics, Inc. Acknowledgement Pursuant to Staff Comment Letter dated June 6, 2014

Dear Mr. Hindin:

On behalf of Hancock Fabrics, Inc., a Delaware corporation (the “Company”), this letter regarding the Company's preliminary proxy statement on Schedule 14A and Schedule 13E-3 filed on May 9, 2014 is hereby delivered in connection with the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2014. The Company hereby acknowledges to the Staff that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ James B. Brown
Name:	James B. Brown
Title:	Executive Vice President, Chief Financial
Officer and Secretary